UNITED STATES	0MB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	0MB Number:	3235-0145
Washington, D.C. 20549	Expires:	February 28, 2009
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SCHEDULE 13D	hours per response..........14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Royal Bancshares of Pennsylvania, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

7800881105

(CUSIP Number)

Lee Evan Tabas, Suite 1 Building E, 355 W. Lancaster Avenue, Haverford, PA 19041

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7800881105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lee Evan Tabas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 604,995

	8.	Shared Voting Power 475,943

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 475,943

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.57%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.   7800881105

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock (the “Stock”) of royal Bancshares of Pennsylvania, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 732 Montgomery Avenue, Narberth, Pa 19072.

Item 2.	Identity and Background

(a)	Lee Evan Tabas

(b)	Suite 1 Building E, 355 W. Lancaster Avenue, Haverford, PA 19041.

(c)	President, TABASFUNDING, Suite 1 Building E, 355 W. Lancaster Avenue, Haverford, PA 19041.

(d)	Lee Evan Tabas has not been convicted of a criminal proceeding in the last five years.

(e)

Lee Evan Tabas has not been subject within the last five years to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The filer acquired 604,995 shares of the Stock for the purchase price of $3,164,124.  The seller, Evelyn Rome Tabas, provided financing for the acquisition of the securities.  The shares are currently being held in escrow by the attorney for the seller.  Evelyn Rome Tabas is Lee Tabas’ mother.

Item 4.	Purpose of Transaction

The Transaction was for purposes of investment by Lee Evan Tabas, and for estate planning purposes by the seller.

(a)

No additional acquisitions of securities of the Issuer nor any dispositions of securities of the issuer are contemplated by the Filer.  However, there may be subsequent transfers of shares among family members and trusts.

(b)	No extraordinary corporate transactions are contemplated by the Filer.

(c)	No sales or transfer of assets of the Issuer or its subsidiaries are contemplated.

(d)

The filer is recommending to the Board of Directors of the Issuer that the Issuer reconsider its previously announced compensation plan for its retiring president, and its management succession plans.  A copy of the letter to the Board of Directors is attached as Exhibit 1.

(e)	The Filer is not contemplating any changes in the capitalization or dividend policy of the Issuer.

(f)	The Filer is not contemplating any change in the Issuer’s business or corporate structure.

(g)	The Filer is not seeking any change in the Issuer’s charter or bylaws or contemplating any actions that might impede the acquisition or control of the Issuer by any person.

(h)	The Filer is not seeking to have any class of securities delisted.

(i)	The Filer does not seek any class of equity securities becoming eligible for termination of registration.

CUSIP No.   7800881105

(j)	Other than as set forth in subsection (d) above, the Filer seeks no actions similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of September 30, 2008, there were 11,345,127 shares of the Stock outstanding. Lee Evan Tabas beneficially owns 1,086,115 shares of the Stock, or 9.57%.

(b)

The event that triggered the filing requirement was the acquisition of 604,995 shares by the 2008 Irrevocable Agreement of Trust for the Family of Lee E. Tabas from Evelyn Rome Tabas.  Lee Evan Tabas has sole voting power with regards to these shares.  He has dispositive power, but such power is subject to the terms of seller financing and regulatory resale restrictions.

Lee Evan Tabas and Nancy Freeman Tabas, husband and wife, share voting and dispositive power for 283,461shares that they own as joint tenants, as well as 192,482 shares owned by the Samuel Bradford Tabas Trust, the Elizabeth Rebecca Tabas Trust, the Theodore Herschel Tabas Trust, and the Melissa Tamara Tabas Trust.  Samuel, Elizabeth, Theodore, and Melissa are adult children of Lee and Nancy Tabas.

Nancy Freeman Tabas owns 5,177 shares in her own name, over which she holds voting and dispositive power.

Lee Evan Tabas disclaims beneficial interest in shares held in The Lee Evan Tabas Trust since he does not have voting or dispositive power.

(c)	There were no other transactions in the class of securities identified in the past sixty days by Lee Evan Tabas.

(d)	No other person has the right to receive dividends from or to receive proceeds of a sale of these securities other than as beneficiaries of the Trust.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Filer and any other persons regarding any securities of the Issuer, other than the financing arrangement with the seller, Evelyn Rome Tabas .  Copies of the financing documents are filed as Exhibits 2 – 4 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Letter to Board of Directors of Issuer
2	Negotiable Promissory Note
3	Guaranty Agreement
4	Guaranty Fee Agreement

CUSIP No.   7800881105

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2008
Date
s/Lee Evan Tabas
Signature
Lee Evan Tabas
Name/Title